

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

Via E-mail
Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

> **Re:     Auxilio, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 10, 2012**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 0-27507**

Dear Mr. Anthony:

We have reviewed your response dated March 8, 2013 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

(1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

1.  We have reviewed your response to comment 1 in our letter dated February 28, 2013.  You state that your auditor <u>initially</u> indicated that there could be substantial doubt about your ability to continue as a going concern due to the lack of sufficient cash to fund operations

for a reasonable period of time.  Please be advised that AU Section 341.11 requires your auditor to consider disclosure if they <u>initially</u> believed there was substantial doubt, even if the auditor ultimately concludes that substantial doubt about your ability to continue as a going concern for a reasonable period of time has been alleviated.  As such, in the event that your auditors <u>initially</u> believed there was substantial doubt about your ability to continue in business as a going concern at December 31, 2011 and/or December 31, 2012, please tell us how they considered the guidance in AU Section 341.11.  Specifically, please tell us how your auditors considered the need to disclose:

- the principal conditions and events that initially caused your auditor to believe there was substantial doubt, such as your lack of sufficient cash to fund operation; and,

- the mitigating factors that alleviated the substantial doubt, such as management plans, additional financing subsequent to year end, entry into a new asset based line of credit during fiscal 2012, improvement in gross margins in early 2012 and continuing gross margin improvement in the fourth quarter of 2012.

<u>Revenue Recognition, page F-8</u>

2. We have reviewed your response to comment 2 in our letter dated February 28, 2013 and note that you sell MDF equipment directly to a third party lessor and enter into an ongoing supply and service contract with the customer.  As these appear to be two separate contracts with two separate entities, tell us how you meet the separate units of accounting criteria under ASC 605-25-25-3 given that you have not entered into separate contracts with the <u>same entity or related parties</u> at or near the same time.  Accordingly, please tell us in greater detail why you believe it is appropriate to apply the multiple element arrangement guidance in ASC 605-25 for these arrangements rather than accounting for them as separate transactions.

3. We have reviewed your response to the fifth bullet point of comment 2 in our letter dated February 28, 2013.  Please tell us how much, if any, of the deferred revenue relates to deferred equipment.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sondra Snyder, Staff Accountant, at (202) 551-3586 if you have questions regarding our comments.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief